FOREMOST CLEAN ENERGY

ODYSSEY

Trader's Bank Building
702, 67 Yonge Street
Toronto ON M5E 1J8

Foremost Clean Energy Ltd.
Voting Instruction Form ("VIF") – Annual General and Special Meeting to be held on December 20, 2024

Appointment of Appointee
I/We being the undersigned holder(s) of **Foremost Clean Energy Ltd. (the "Company")** hereby appoint **Jason Barnard, President, Chief Executive Officer and Director** or failing this person, **Christina Barnard, Chief Operating Officer.**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our appointee with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the **Annual General and Special Meeting of Foremost Clean Energy Ltd.** (the "**Meeting**") to be held at **the offices of Stikeman Elliott LLP, at 666 Burrard St, Suite 1700, Vancouver, BC V6C 2X8** at **10:00 a.m. (Pacific Time) on December 20, 2024** or at any adjournment thereof.

		For	Against
1.	**Number of Directors.** To set the number of directors to be elected at the Meeting to at six (6).	☐	☐

2. Election of Directors.

		For	Withhold			For	Withhold
a.	**Jason Barnard**	☐	☐	b.	**Johnathan More**	☐	☐
c.	**Andrew Lyons**	☐	☐	d.	**Douglas L. Mason**	☐	☐
e.	**David Cates**	☐	☐	f.	**Amanda Willett**	☐	☐

		For	Withhold / Against
3.	**Appointment of Auditors.** To appoint MNP LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor.	☐	Withhold ☐
4.	**Approval of Stock Incentive Plan.** To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving certain amendments to the Company's stock incentive plan (the "**Foremost Incentive Plan**"), dated for reference December 12, 2023, as more particularly described in the accompanying Management Information Circular of the Company dated November 12, 2024 (the "**Circular**").	☐	Against ☐
5.	**Approval of Arrangement.** To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is attached as Schedule "B" to the Circular, approving a statutory arrangement (the "**Arrangement**") under Section 288 of the *Business Corporations Act* (British Columbia) pursuant to the Plan of Arrangement attached as Schedule "F" to the Circular and as more particularly described in the Circular, which involves, among other things, the distribution of common shares of Rio Grande Resources Ltd. ("**Spinco**") to holders ("**Shareholders**") of common shares of Foremost ("**Foremost Shares**") on the basis of two (2) Spinco common shares for each Foremost Share held on the effective date of the Arrangement, as described in more detail in the Circular.	☐	Against ☐
6.	**Approval of Spinco Stock Incentive Plan.** Subject to the approval of the Arrangement Resolution, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a stock incentive plan of Spinco, in the form attached as Schedule "D" to the Circular and as more particularly described in the Circular.	☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated

Signature(s): ______________________ **Date**

above, **this VIF will be voted as recommended by management of the Company ("Management").**

MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

This VIF is solicited by and on behalf of Management.
VIFs must be received by 10:00 a.m. Pacific Time, on December 18, 2024.

Notes to VIF

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this VIF in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name appears on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this VIF will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.
6. The securities represented by this VIF will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS VIF, YOU MAY SUBMIT YOUR VIF USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your VIF Online please visit:
https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this VIF.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.